UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated March 15, 2006

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐               No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

At its Chicago Investor Day on March 14 and 15, 2006, Mittal Steel Company N.V. made the presentations attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Mittal Steel Company N.V.’s presentation entitled “Shaping the Future of Steel,” dated March 14-15, 2006.
Exhibit 99.2	Mittal Steel Company N.V.’s presentation entitled “Mittal Steel Americas — Leveraging Leadership,” dated March 14-15, 2006.
Exhibit 99.3	Mittal Steel Company N.V.’s presentation entitled “Mittal Steel Europe — Capturing Growth with Added Value,” dated March 14-15, 2006.
Exhibit 99.4	Mittal Steel Company N.V.’s presentation entitled “Mittal Steel Asia & Africa and Mining — Expansion and Low Cost,” dated March 14-15, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2006

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Mittal Steel Company N.V.’s presentation entitled “Shaping the Future of Steel,” dated March 14-15, 2006.
Exhibit 99.2	Mittal Steel Company N.V.’s presentation entitled “Mittal Steel Americas — Leveraging Leadership,” dated March 14-15, 2006.
Exhibit 99.3	Mittal Steel Company N.V.’s presentation entitled “Mittal Steel Europe — Capturing Growth with Added Value,” dated March 14-15, 2006.
Exhibit 99.4	Mittal Steel Company N.V.’s presentation entitled “Mittal Steel Asia & Africa and Mining — Expansion and Low Cost,” dated March 14-15, 2006.